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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SEMCO ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

922417100

(CUSIP Number)

Jeffrey A. Safchik
2601 South Bayshore Drive
Coconut Grove, FL 33133
(305) 858-4225

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922417100			Page 2 of 9

1.	Name of Reporting Person: K1 Ventures Limited		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Singapore

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 922417100			Page 3 of 9

1.	Name of Reporting Person: K-1 Ventures Michigan, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 922417100			Page 4 of 9

1.	Name of Reporting Person: K-1 GHM, LLLP		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): PN

SCHEDULE 13D

CUSIP No. 922417100	Page 5 of 9 Pages

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the “Common Stock”), of SEMCO Energy, Inc. (the “Issuer”), a Michigan corporation. The address of the principal executive offices of the Issuer is SEMCO Energy, Inc., 2301 West Big Beaver Road, Suite 212, Troy, Michigan 48084.

Item 2. Identity and Background

     (a), (b), (c) and (f). This statement is filed by k1 Ventures Limited, a company incorporated in the Republic of Singapore (the “Reporting Person”), the direct parent of K-1 Ventures Michigan, Inc., a Delaware corporation (“Sub”), and indirect parent of K-1 GHM, LLLP, a limited liability limited partnership organized under the laws of the State of Delaware (“K-1”), the entity that acquired the securities that were convertible or exercisable into Common Stock. Sub is the sole general partner of K-1.

     The address of the Reporting Person’s principal business office is 1 Harbour Front Avenue, #16-06 Koeppel Bay Tower, Singapore 098632. The address of Sub’s principal business office is 2601 South Bayshore Drive, Suite 1775, Coconut Grove, FL 33133. The address of K-1’s principal business office is 2601 South Bayshore Drive, Suite 1775, Coconut Grove, FL 33133. The Reporting Person is an investment firm that invests in a wide range of investments across diverse sectors, and is domiciled and incorporated in the Republic of Singapore.

     The names, business addresses and citizenship of the directors and executive officers of the Reporting Person are as follows:

Name	Citizenship	Present Principal Occupation	Business Address
Steven Jay Green	U.S.	Chairman and CEO of the Reporting Person	2601 S. Bayshore Drive Suite 1775 Coconut Grove, FL 33133

Wong Yip Yan	Singapore	Deputy Chairman of the Reporting Person and Chairman of WYWY Group	1 Harbour Front Avenue #16-06 Koeppel Bay Tower Singapore 098632

Jeffrey A. Safchik	U.S.	Chief Operating Officer of the Reporting Person	2601 S. Bayshore Drive Suite 1775 Coconut Grove, FL 33133

Ang Kong Hua	Singapore	Chairman and Managing Director of Keppel Fels Energy and Infrastructure Limited	1 Harbour Front Avenue #16-06 Koeppel Bay Tower Singapore 098632

Lee Suan Yew	Singapore	Medical Practitioner	1 Harbour Front Avenue #16-06 Koeppel Bay Tower Singapore 098632

Lim Chee Onn	Singapore	Executive Chairman, Keppel Corporation Ltd.	1 Harbour Front Avenue #18-01 Koeppel Bay Tower Singapore 098632

SCHEDULE 13D

CUSIP No. 922417100	Page 6 of 9 Pages

Name	Citizenship	Present Principal Occupation	Business Address
Philip NgChee Tat	Singapore	CEO of Far East Organisations, Ltd.	1 Harbour Front Avenue #16-06 Koeppel Bay Tower Singapore 098632

Tan Teck Meng	Singapore	Professor of Accounting, Singapore Management University	1 Harbour Front Avenue #16-06 Koeppel Bay Tower Singapore 098632

Teo Soon Hoe	Singapore	Executive Director and Group Finance Director Keppel Corporation Ltd.	1 Harbour Front Avenue #18-01 Koeppel Bay Tower Singapore 098632

Choo Chiau Beng	Singapore	Executive Director of Keppel Corporation Limited, Chairman and CEO — Keppel Offshore & Marine Ltd, and Chairman of Singapore Petroleum Company Limited, Singapore Refining Company Private Limited and SMRT Corporation Limited	1 Harbour Front Avenue #18-01 Koeppel Bay Tower Singapore 098632

Kamal Bahamdan	Singapore	Managing Partner of The BV Group, the Vice-Chairman of Sara Holdings, founder and Chairman of Advanced Telecommunications Company, and Chairman of Tashelat Marketing Co. Ltd.	1 Harbour Front Avenue #16-06 Koeppel Bay Tower Singapore 098632

     (d) None of the entities or natural persons identified in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

     (e) None of the entities or natural persons identified in this Item 2 have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the past five years.

Item 3. Source and Amount of Funds or Other Consideration

     The Series B Stock of the Issuer that was convertible in common stock was purchased using the working capital of K-1.

Item 4. Purpose of Transaction

     Pursuant to the Securities Purchase Agreement, dated March 19, 2004 between the Issuer and K-1 (the “Securities Purchase Agreement”), K-1 purchased 31,000 shares of Series B Stock that is convertible at the option of K-1 into 4,678,751 shares of Common Stock. K-1 also received the right to appoint two members to the Issuer’s board of directors. In connection with purchase of the Series B Stock, the Issuer issued to K-1 on March 19, 2004, warrants to purchase up to 905,565 shares of the Common Stock at any time within five years at a price of $6.6257 per share. In addition, on June 1, 2004, the Issuer issued an additional 19,000 shares of Series B Stock to K-1 (convertible into 2,867,621 shares of Common Stock) pursuant to the Securities Purchase Agreement.

SCHEDULE 13D

CUSIP No. 922417100	Page 7 of 9 Pages

     The Reporting Person (through its subsidiaries) disposed of the securities convertible into Common Stock on March 15, 2005.

     As of the date hereof, other than as disclosed above, there are no plans or proposals that the Reporting Person has that relate to or would result in (a) the acquisition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation, by-laws, or other instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any change in the trading market of any class of securities of the Issuer; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under the Securities Exchange Act of 1934; or (j) any action similar to any of the matters enumerated above.

Item 5. Interest in Securities of the Issuer

     (a), (b), (c) and (d) Issuer repurchased all of the outstanding Issuer securities owned by K-1 on March 15, 2005 pursuant to a Repurchase Agreement between the parties, dated March 8, 2005. K-1 no longer beneficially owns any securities of the Issuer and has no agreement to purchase Issuer securities.

     (e) Date the Reporting Person ceased to beneficially own more than 5% of shares: March 15, 2005

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None

Item 7. Material to be Filed as Exhibits

     None

SCHEDULE 13D

CUSIP No. 922417100	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

k1 Ventures Limited
Dated: March 17, 2005	By:	/s/ Jeffrey A. Safchik
		Name:	Jeffrey A. Safchik
		Title:	Chief Operating Officer

SCHEDULE 13D

CUSIP No. 922417100	Page 9 of 9 Pages

JOINT FILING AGREEMENT
(Pursuant to Rule 13d-1(f))

     The undersigned hereby agree that the statement on Schedule 13D to which this agreement is attached is, and any amendment thereto will be, filed with the U.S. Securities and Exchange Commission on behalf of each of the undersigned. This agreement may be executed in any number of counterparts, each of which shall be deemed an original but all together shall constitute one and the same agreement.

K-1 Ventures Michigan, Inc., a Delaware corporation
Dated: March 17, 2005	By:	/s/ Jeffrey A. Safchik
		Name:	Jeffrey A. Safchik
		Title:	President

K-1 GHM, LLLP
By:	K-1 Ventures Michigan, Inc.,
its General Partner

Dated: March 17, 2005	By:	/s/ Jeffrey A. Safchik
		Name:	Jeffrey A. Safchik
		Title:	President